Exhibit 99.56

VOX PROVIDES EXPLORATION UPDATES  FROM OPERATING PARTNERS

GEORGE TOWN, CAYMAN ISLANDS – June 22, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent funding and exploration updates from royalty operating partners Genesis Minerals Limited (ASX: GMD) (“Genesis”), Jangada Mines plc (AIM: JAN) (“Jangada”), Corazon Mining Limited (ASX: CZN) (“Corazon”), Metalicity Limited (ASX: MCT) (“Metalicity”), and Karora Resources Inc. (TSX: KRR) (“Karora”).

Riaan Esterhuizen, Executive Vice President – Australia stated, “Yet another month of exciting royalty operator partner newsflow for Vox shareholders relating to discoveries, resource expansions, project financing and ESG best practice. We are particularly excited by the exceptional Puzzle North drilling results including 60m @ 3g/t and the Pitombeiras 221% mineral resource increase. Vox investors can look forward to a catalyst-rich H2 2021, including maiden mineral resources for royalty-linked Puzzle North, McTavish and mining studies for Lynn Lake Nickel and

Pitombeiras.”

Summary of Exploration Updates

●	Growth in Puzzle North discovery with exceptional new wide shallow intercepts by Genesis;
●	Resource estimate update at Pitombeiras and 221% increase in Measured and Indicated Resources(3);
●	Commencement of a modern mining study for the potential restart of mining operations at the Lynn Lake nickel-copper-cobalt sulphide project by Corazon;
●	Capital raising to fund exploration activities at the Kookynie gold project by Metalicity; and
●	Partnership for Karora to become one of the world’s first net zero greenhouse gas junior gold mining companies.

Kookynie (Pre-Feasibility) – Exceptional Growth in Puzzle North Discovery

●	Vox holds a A$1/t production royalty on part of the Kookynie gold project[1];

●	On June 15, 2021, Genesis announced that:

o	Reverse circulation drilling continues to confirm the potential to grow all key deposits which form the Ulysses Gold Project, including the royalty-linked Puzzle North deposit;

o	Puzzle North has been expanded with significant new shallow results, which are some of the most outstanding drilling results ever reported by Genesis in the history of the Ulysses Project, including the following drilling highlights:

▪	60m @ 3.03g/t Au from 106m (hole 21USRC855)

▪	84m @ 1.98g/t Au from 84m (hole 21USRC912)

▪	40m @ 2.52g/t Au from 44m (hole 21USRC911)

o	Management of Genesis commented that:

▪	“The Puzzle North discovery is developing into a significant zone of shallow gold mineralisation that clearly has the makings of a new open pit mine.”

▪	“The recent drilling may have a significant impact on our development plan – particularly the exciting shallow results at Puzzle North and the high-grade zone at Admiral deeps – and we are considering the possibility of including these new elements in our Feasibility Study.”

●	Vox Management Summary: Puzzle North is shaping up to be an exciting gold discovery and operator guidance suggests that this has the potential to be a new open pit mine, which may be included in the upcoming Ulysses feasibility study. This exploration royalty acquired in 2020 has growing potential to generate revenue for Vox shareholders.

Pitombeiras (PEA Stage) – 221% Increase in Measured & Indicated Resources(3)

●	Vox holds a 1% net smelter royalty over the Pitombeiras vanadium-iron ore project;

●	On June 16, 2021, Jangada announced an updated resource estimate(3) at Pitombeiras North and South Targets, with the following highlights:

o	221% increase in Measured and Indicated Resources (“M&I”) based on two of eight identified targets (see technical note 3 below for further detail):
▪	M&I Resources of 5.10Mt at 0.46% V2O5, 9.04% TiO2 and 46.06% of Fe2O3

▪	Inferred Resource of 2.33Mt at 0.41% V2O5, 8.26% TiO2 and 43.18% of Fe2O3

o	Exploration potential remains open along strike and at depth - Jangada has established a target to potentially delineate 10Mt of total mineral resources.

o	Drilling programme at Goela target started in late April 2021 and is expected to be concluded by end of June 2021

o	Updated Preliminary Economic Assessment (“PEA”) to be completed in Q3 2021 following the delivery of the updated mineral resources for both Pitombeiras and Goela, which will include new metallurgical tests.

●	Vox Management Summary: A resource increase of >200% is uncommon in the mining industry and generally indicates strong momentum in exploration success. The updated Pitombeiras PEA in Q3 2021 will provide guidance for potential royalty revenue that could commence as early as Q1 2022, based on prior guidance from operator Jangada. The pace of this royalty development continues to exceed Vox management expectations.

Lynn Lake Nickel (Exploration) – Mining Studies Commence at Lynn Lake Nickel Project

●	Vox holds a 2% gross revenue royalty (post initial capital recovery) on part of the Lynn Lake nickel-copper-cobalt project (“Lynn Lake”);

●	On May 26, 2021, Corazon announced:

o	International mining consultants Palaris have been engaged to undertake mining studies for the potential recommencement of mining operations at Lynn Lake with modern mining and processing practices - scope of work includes:

▪	Undertaking individual bridging studies in key areas to identify a viable basis of project design before progressing into future study phases; and

▪	Determining the favoured path forward, utilising “best-fit” mining and processing techniques to deliver an attractive, long-life mining operation at Lynn Lake.

o	Studies are expected to be completed in the following quarter and will feed into more detailed work designed to advance the development of the Lynn Lake Project.

●	Vox Management Summary: Lynn Lake was mined for 24 years until 1976 and was one of North America’s major nickel operations, producing 206,200t nickel and 107,600t copper. Since 1976 mining studies undertaken for a potential re-start of the mine have only considered historical mining and processing methods. This modern mining study accelerates this royalty from exploration to early development.

Kookynie (Advanced Exploration) – Equity Raise for Advancement of Kookynie Gold Project

●	Vox holds a A$1/t ore production royalty (with gold grade escalator1) on part of the Kookynie gold project held by Metalicity; and

●	On June 15, 2021, Metalicity announced that it has received firm commitments for a strongly supported A$3,000,000 equity raise. The funds raised will be used to advance the Kookynie gold project, continue to develop its maiden JORC resource estimate (including royalty-linked McTavish deposit), together with providing working capital and funding for potential new opportunities.

●	Vox Management Summary: This equity raise will fund a maiden resource estimate for the McTavish gold deposit on Vox’s royalty tenure, which should re-rate the value of this exploration royalty.

Higginsville – Dry Creek (Producing) – Partnership to Become Net Zero Greenhouse Gas Emissions Company

●	Vox holds a price-linked production royalty(2) that is equal to A$0.60/gram gold produced at current gold prices (effective 0.85% net smelter return economics) on part of the Higginsville gold mine held by Karora; and

●	On June 14, 2021, Karora announced a new partnership with The Net Zero Company to commit to and to implement a pathway to becoming one of the world’s first net zero junior gold mining companies, as follows:

o	Karora will work with The Net Zero CompanyTM to seek to ensure its approach to setting and achieving GHG reduction targets is inline with best practices based on available science to achieve the aspirations of the Paris Agreement. As the program is further outlined and targets are identified, updates will be provided to the market.

o	Karora's initial focus will be on Scope 1 and 2 emissions reductions, followed by Scope 3 emissions reductions to work toward its goal of reaching True Net Zero (Scope 1, 2 and 3) status.

o	Progress on the GHG reduction program will be included in Karora's inaugural ESG Report which is expected in early 2022.

●	Vox Management Summary: This progressive partnership demonstrates Environmental, Social & Governance (ESG) best practice by Karora management. The quality, responsibility and track record of the Karora management team is what Vox looks for in our royalty operating partners.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Kookynie Royalty is split in two separate terms:

a.	Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1/t production royalty >650Kt cumulative ore mined and treated

b.	Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1/tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1)

(2)	The Dry Creek royalty rate is A$0.12 per gram of gold per dry metric tonne of royalty ore, which is defined as mineralised material mined from the applicable tenements which contains an average grade greater than 1 gram of gold per dry metric tonne and not classified as waste or low grade, and the royalty is adjusted monthly as follows:

a.	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14)

b.	At the April 2021 average gold price of A$2,277.51/ounce the effective royalty rate for April 2021 was A$0.63/gram gold per tonne of ore treated. For example, for royalty ore mined at a grade of 2.0g/t the effective royalty rate would be A$1.26/tonne of ore treated. The Dry Creek royalty economics are approximately equivalent to those of a 0.85% net smelter return royalty.

(3)	The Pitombeiras Mineral Resource has been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM, 2014), by Mauricio Prado, MSc. Geologist and Qualified Person, as defined by NI 43-101 guidelines, with effective date of 31 May 2021.

a.	Notes to accompany Mineral Resource for the Pitombeiras Project:

i.	The Mineral Resource is limited to within the tenement boundaries. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Resources tabulated above as an Indicated or Measured Mineral Resource. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. 38 diamond drillholes were used in the resource estimate representing a total of 2,875.9m of drilling.

ii.	The mineral resource estimate follows current CIM definitions and guidelines for mineral resources.

iii.	Mineral Resources are reported using a cut-off calculated assuming only the blocks within a conceptual open pit shell optimizes by NPV Scheduler that uses the following assumptions: iron ore concentration (62%/65%Fe, +V2O5) price of US$105.75/t, 80% of global mass recovery of Fe to the concentrate, US$2.78/t of mining cost (ROM), processing costs of US$6.00/t, mine dilution of 5%, mine recovery 95%, and final slope angle of 56°to the open pit. Mineral Resources have been reported on a dry tonnage basis. Discrepancies may occur due to rounding.

iv.	Vanadium titanomagnetite Mineral Resources are reported with an effective date of May 31st, 2021. The Qualified Person for the estimate, as defined by NI 43-101, was Mauricio Prado, MSc. Geo. MAIG.